1000 WILSHIRE BOULEVARD, SUITE 1500, LOS ANGELES, CALIFORNIA 90017-2457

       TELEPHONE (213) 891-0700 / FAX (213) 896-0400

File Number: H4752-0002

Direct Dial Number: (213) 891-5020

Direct Facsimile Number: (213) 630-5664

E-Mail Address: mbonenfant@buchalter.com

January 29, 2008

Ms. Sharon Blume

Reviewing Accountant, Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Heritage Commerce Corp
Form 10-K for the Fiscal Year Ended December 31, 2006

Dear Ms. Blume:

On behalf of our client, Heritage Commerce Corp, this letter is to confirm that the Company has advised the staff that the filing date for filing its restatements of its consolidated balance sheets and consolidated cash flows for the years ended December 31, 2006, 2005 and 2004, and for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 has been changed to on or before February 15, 2008.

Please feel free to call the undersigned with any questions.

Very truly yours,

BUCHALTER NEMER
A Professional Corporation

By	/s/ Mark A. Bonenfant
Mark A. Bonenfant

MAB:/jm

cc:           Heritage Commerce Corp